

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Damian Dalla-Longa
Chief Executive Officer
Better Choice Company Inc.
4025 Tampa Road, Suite 1117
Oldsmar, FL 34677

> **Re: Better Choice Company Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2018**
> **Filed December 21, 2018**
> **Form 8-K filed May 10, 2019**
> **Form 8-K filed May 23, 2019**
> **Form 8-K filed July 12, 2019**
> **Form 8-K/A filed July 23, 2019**
> **Response dated July 12, 2019**
> **File No. 333-161943**

Dear Mr. Dalla-Longa:

We have reviewed your July 12, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2019 letter.

Form 8-K/A filed July 23, 2019

Exhibit 99.5
Unaudited Pro Forma Combined Financial Information, page 1

1. We note that your pro forma balance sheet adjustment of $45.9 million to goodwill has been derived from a valuation of the 14.1 million shares issued in exchange for the 93.3% interest in TruPet LLC, as described in footnote (f). However, since you have identified TruPet LLC as the accounting acquirer and the transaction as a reverse merger, it appears

that any adjustments to recognize the fair value of assets and liabilities acquired should be based on a valuation of the 3.1 million Better Choice Company, Inc. common shares that were outstanding just prior to the reverse merger, as if these were issued by TruPet LLC to complete the acquisition. Please revise your pro forma financial presentation accordingly.

2.   Please expand your disclosure in footnote (d) to include a qualitative description of the factors that make up the $52.9 million pro forma adjustment to goodwill for Bona Vida Inc., consistent with the disclosure requirements outlined in FASB ASC 805-30-50-1. Tell us how you have considered the requirements of FASB ASC 805-20-25-10, and the examples in FASB ASC 805-20-55-11 through 55-45, in determining that you did not acquire any identifiable intangible assets, if this is your view.

3.   We note that you filed a transition report on Form 10-KT for the period September 1, 2018 to December 31, 2018 of Better Choice Company Inc. prior to the reverse merger. We also see that you have utilized certain financial information for the first quarter of the newly adopted fiscal year, on a partially recast basis, in your pro forma presentation. Given the foregoing, it appears that you intend to file a corresponding interim report on Form 10-Q, for the quarter ended March 31, 2019, of Better Choice Company Inc. prior to the reverse merger. Tell us your plans and rationale if this is not the case.

4.   Given that you have identified TruPet LLC as the accounting acquirer, we understand that you will include historical financial statements of this entity in subsequent periodic reports, for certain comparative periods that preceded the reverse merger. Generally, you will need to recast share and per share figures and share activity of this entity in a manner that is consistent with the capital structure acquired in your merger with Better Choice Company, Inc., similar to a forward or reverse stock split. We understand that the initial periodic filing by the post-merger company will be a Form 10-Q for the quarter ended June 30, 2019, in which TruPet LLC will be depicted as the accounting acquirer, and the historical financial statements prior to the merger will be those of TruPet LLC. Please contact us by telephone if you require further clarification or guidance.

   You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at 202-551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources